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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67157

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plus Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 Avenue of the Americas, 33rd Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Merzer 212-956-2221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Rms

OATH OR AFFIRMATION

I, Stuart Merzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plus Securities LLC, as of February 6, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CCO

Title

Notary Public

MARSHA ROJAS
Notary Public - State of New York
No. 01RO6064861
Qualified in Suffolk County
My Commission Expires October 1, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLUS SECURITIES LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
(WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON)

DECEMBER 31, 2019

PLUS SECURITIES LLC

CONTENTS

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Plus Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Plus Securities LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 6, 2020

PLUS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS		
Cash	$	1,733,486
Prepaid expenses		1,627
	$	1,735,113
LIABILITY AND MEMBER'S EQUITY		
Liability, accounts payable and accrued expenses	$	16,229
Member's equity		1,718,884
	$	1,735,113

See accompanying notes to financial statements.

PLUS SECURITIES LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2019

Revenues, placement fee income	$	300,751
Expenses		
Professional fees		25,125
Regulatory fees and expenses		5,450
Registered representative compensation and benefits		751
Other expenses		2,594
		33,920
Net income	$	266,831

See accompanying notes to financial statements.

PLUS SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2019

Balance, beginning of year	$	1,452,053
Net income		266,831
Balance, end of year	$	1,718,884

See accompanying notes to financial statements.

PLUS SECURITIES LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2019

Cash flows from operating activities		
Net income	$	266,831
Adjustments to reconcile net income to net cash provided by operating activities and net increase in cash:		
Increase (decrease) in cash attributable to changes in operating assets and liabilities:		
Prepaid expenses		(503)
Accounts payable and accrued expenses		(22,148)
Net cash provided by operating activities and net increase in cash		244,180
Cash, beginning of year		1,489,306
Cash, end of year	$	1,733,486

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Plus Securities LLC (the "Company"), a wholly-owned subsidiary of Paulson Management II L.P. ("Paulson"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's principal operation is to act as a placement agent of the interests in affiliated private investment funds ("Funds"). The Funds' interests are sold in private placements to qualified accredited investors. The Company does not solicit or sell directly to retail investors and does not hold or have custody of customer funds or securities.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management for issuance on February 6, 2020. Subsequent events have been evaluated through this date.

Revenue Recognition from Placement Business

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company solicits prospective investors to the Funds who are managed by various investment management entities, each of which is related through common control. The investment management entities compensate the Company with placement fees for the successful solicitation of investors. The Company recognizes placement fees at the point in time the placement is complete since there are no significant actions which the Company needs to take subsequent to this date and the performance obligation has been satisfied. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Amounts earned generally consist of the following components:

Quarterly placement fee of $75,000 payable in arrears on the last business day of the fiscal quarter and settled in cash.

Monthly placement fee is calculated at a rate of 20 basis points of the amount of successful placements of Fund interests. As discussed in Note 4, Related Party Transactions, the monthly placement fee may be offset against amounts owed in lieu of a cash settlement.

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition from Placement Business (continued)

Significant Judgements -Revenue from contracts with customers includes placement fees for successful solicitation of investors. Revenues from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of the underlying agreements, the fee is determinable and collection of the related receivable is reasonably assured. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. The recognition and measurement of revenue is based on the assessment of the underlying agreements. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Receivables and Contract Balances – Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized and the performance obligation is satisfied. There were no receivables on December 31, 2018 or December 31, 2019. There were no contract assets or contract liabilities as of December 31, 2018 or December 31, 2019.

Income Taxes

The Company is a limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally, the Company is no longer subject to U.S. federal and state income tax audits for all periods before 2016.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was approximately $1,717,000, which was approximately $1,712,000 in excess of its minimum requirement of $5,000. As of December 31, 2019, the ratio of aggregate indebtedness to net capital was .01 to 1.

3. Concentrations of credit risk

For the year ended December 31, 2019, 100% of placement fee income was earned from three companies related through common control.

The Company maintains its cash balances in one financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institution and does not anticipate any losses from this counterparty.

4. Related party transactions

Pursuant to the Amended and Restated Lease and Shared Service Agreement (the "Agreement"), Paulson & Co. Inc., an entity related through common control, provides office space along with certain fixed assets to the Company. All costs incurred by Paulson & Co. Inc. for the maintenance and occupancy of the space provided are the responsibility of Paulson & Co. Inc. and the Company has no duty or obligation to pay, repay or reimburse Paulson & Co. Inc. for any of these expenses. For the year ended December 31, 2019, the amount of unreimbursed expenses was approximately $59,700.

The Company compensates its registered representatives for the successful placement of Fund interests at a rate of 20 basis points of the placement amount. Registered representative compensation may be paid by Paulson & Co. Inc. and allocated to the Company in accordance with the Agreement. For the year ended December 31, 2019, total registered representative compensation and benefits paid by Paulson & Co. Inc. and allocated to the Company was $751. As of December 31, 2019, accrued compensation payable was –nil-.

Pursuant to the Supplemental Placement Agreement, the Company earns placement fee revenue from related party investment management entities for the offering and placement of interests in the Funds managed by these entities. For the year ended December 31, 2019, the Company earned total placement fee income from these entities of $300,751, of which -nil- was a receivable at December 31, 2019.

4. Related party transactions (continued)

For the year ended December 31, 2019, placement fee revenue earned from the investment management entities for the successful placement of Fund interests was offset with the corresponding registered representative compensation owed to Paulson & Co. Inc. in lieu of a cash transfer or settlement. A quarterly fee of $75,000 paid to the Company for acting as placement agent is settled in cash, which is included in the amount above.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". As the Company does not handle customer cash or securities, it does not have any Possession and Control requirements with respect to SEC Rule 15c3-3.

6. New Accounting Pronouncements

In connection with ASC Topic 842 ("ASC Topic 842"), which took effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. The Company has an expense sharing arrangement with Paulson & Co. Inc., an entity related through common control. The Company does not possess control over the lease terms and as such does not have an obligation to record a right to use asset or an offsetting lease obligation. Therefore there is no impact to the Company's financial statements or net capital.

PLUS SECURITIES LLC

SUPPLEMENTARY INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

Member's equity		$ 1,718,884
Less non-allowable asset		
Prepaid expenses		1,627
Net capital		$ 1,717,257
Aggregate indebtedness		$ 16,229
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 1,082
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital ($1,717,257 - $5,000)		$ 1,712,257
Ratio of aggregate indebtedness to net capital	$ 16,229 / $ 1,717,257	0.01 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2019.

See report of independent registered public accounting firm.

PLUS SECURITIES LLC

SUPPLEMENTARY INFORMATION

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

The Company is exempt from the Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." As the Company does not handle customer cash or securities, it does not have any Possession and Control requirements with respect to SEC Rule 15c3-3.

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Plus Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Plus Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 6, 2020

PLUS SECURITIES LLC

SUPPLEMENTARY INFORMATION
RULE 15c3-3 EXEMPTION REPORT

The "Company" is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i);

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Plus Securities LLC

I, Stuart Merzer, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Stuart Merzer
President
February 6, 2020